Ernst & Young

Kost Forer Gabbay & Kasierer
3 Aminadav St.
Tel-Aviv 67067, Israel

Tel: 972 (3)6232525
Fax: 972 (3)5622555
www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ADIRA ENERGY LTD.

We have audited the accompanying consolidated balance sheets of Adira Energy Ltd. ("the Company") and its subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the two years then ended and for the 267-day period from incorporation (April 8, 2009) to December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2011 and 2010 and the consolidated results of their operations and their cash flows for the two years then ended and for the 267-day period from incorporation (April 8, 2009) to December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As described in Note 1b to the financial statements, as of December 31, 2011 the Company has an accumulated deficit of $ 19.2 million and a negative cash flow from operations of $ 6.4 million for the year ended December 31, 2011. The Company is an early exploration stage company and its existing funds and operating revenues are currently insufficient to finance its future operating expenses and exploration funding commitments. These matters and other matters discussed in Note 1b, raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Kost Forer Gabbay & Kasierer

Tel-Aviv, Israel
April 5, 2012

KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global